LANXESS
Energizing Chemistry

SUPPL

LANXESS AG / 51369 Leverkusen, Deutschland

RECEIVED NOV 28 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 203

Officer of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549
USA

05012795

17 November 2005

LANXESS AG
Dr. Stephanie Coßmann
Law & Intellectual Property
Building K 10 / Room 3090
51369 Leverkusen

Phone +49 214-30-43807
Fax +49 214-30-24806
www.lanxess.com

Re: Furnishing of Information under Rule 12g3-2(b) under the Securities Exchange Act of 1934- File Number 82-34846

Ladies and Gentlemen,

On behalf of LANXESS AG, we are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

LANXESS AG has the file number **82-34846** for ist Rule 12g3-2 (b) submissions.

Sincerely
LANXESS AG

Dr. Stephanie Coßmann

PROCESSED
NOV 29 2005
THOMSON FINANCIAL

dlw 11/29

07:29 17Nov2005 RCE-DGAP-Ad hoc: LANXESS AG <LXSG.DE> english

DGAP-Ad hoc: LANXESS AG <LXSG.DE> english

Ad hoc announcement §15 WpHG

transaction, Dorlastan

LANXESS AG:LANXESS plans to sell Dorlastan fibers business to AKF of Japan

Ad hoc announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

LANXESS plans to sell Dorlastan fibers business
to Asahi Kasei Fibers of Japan

Leverkusen, November 17, 2005 - The chemicals group LANXESS has completed the search for a purchaser for its Dorlastan fibers business. This morning, LANXESS and Asahi Kasei Fibers Corporation (AKF) of Osaka, Japan, widely agreed on the probable text of a sale and purchase agreement for the Dorlastan business and signed a memorandum of understanding. The agreement itself is expected to be signed shortly. The transaction will be subject to the approval of the relevant antitrust authorities. The parties have agreed not to disclose the purchase price.

LANXESS AG
51369 Leverkusen
Germany

ISIN: DE0005470405
WKN: 547 040
Listing: Frankfurt (Prime Standard)

Contacts LANXESS AG/ Investor Relations

Michael Pontzen: +49 214-30 43804
Tanja Satzer: +49 214-30 43801
Oliver Stratmann: +49 214-30 49611
Dr. Gerd Zelesny: +49 214-30 71416

Legal notice

This announcement is issued for information purposes only and constitutes neither an offer to sell nor an invitation to purchase securities.

Dissemination of this announcement and/or the offering for sale or the sale of LANXESS shares may be legally restricted in certain jurisdictions. Persons receiving or reading this announcement should inquire as to the existence of such restrictions and should observe them.

It is not intended to publish a sales prospectus or other information material relating to the offering in the Federal Republic of Germany. In particular,

07:29 17Nov2005 RCE-DGAP-Ad hoc: LANXESS AG <LXSG.DE> english

no sales prospectus within the meaning of the Securities Sales Prospectus Act will be published in the Federal Republic of Germany. Any offers, sales or the publication of offer documents in the Federal Republic of Germany may therefore violate the Securities Sales Prospectus Act.

This announcement is not an offer for the sale of securities in the United States of America. Neither the offer for sale nor the sale of LANXESS shares has been or is being registered under the U.S. Securities Act of 1933, as amended. Therefore, the shares may not be offered for sale or sold except with prior registration or with an exemption from registration under the said Act. A public placement of the shares in the United States would only be permissible upon the issuance of a prospectus containing detailed information on LANXESS and its management together with financial statements of LANXESS and consolidated financial statements of the LANXESS Group.

This announcement is directed only to persons who 1) are currently outside the United Kingdom or 2) have professional investment experience (within the meaning of Article 19(5) of the Financial Services and Market Act 2000 (Financial Promotion) Order 2001 (the "Order") and 3) are covered by Article 49(2)(a) to (d) of the Order (high net worth corporations, unincorporated associations etc.). All such persons are for this purpose designated "relevant persons". Persons other than relevant persons may neither take this announcement as an inducement to purchase securities nor place reliance upon it. The shares referred to in this announcement are available only to relevant persons. Invitations, agreements and offers to purchase such shares are directed only to relevant persons. If you are currently in the United Kingdom and do not fall into one of the above categories, the investment options to which this announcement refers are not available to you and you should neither take this announcement as an inducement to purchase securities nor place reliance upon it.

LANXESS AG
Gebäude K10
51369 Leverkusen
Deutschland

ISIN: DE0005470405 (MDAX)
WKN: 547040
Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart

End of ad hoc announcement (c)DGAP 17.11.2005

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Thursday, 17 November 2005 07:29:24
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